UNITED STATES
               			   SECURITIES AND EXCHANGE COMMISSION
                    				  Washington, D.C. 20549

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                           				SCHEDULE 13G

			            Under the Securities Exchange Act of 1934

                 				 (Amendment No. _________)*

  			            SPI Holdings,Inc.(Spectravision Inc.)
					                       (Name of Issuer)

                 				   Contingent Value Rights
                				(Title of Class of Securities)

                      					   847607116
                       				(CUSIP Number)


Check the following box if a fee is being paid with this statement [X] .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847607116             13G             Page ______ of ______ Pages

1. NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	(1)  Highbridge Capital Corporation - not applicable
	(2)  Dubin & Swieca Asset Management, Inc. - 13-3530960
	(3)  Dubin & Swieca Capital Management, Inc. -13-3530960

2. CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP*
							 (a)[ ]
							 (b)[ ]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

	(1)  Highbridge Capital Corporation - Cayman Islands, British
	     West Indies
	(2)  Dubin & Swieca Asset Management, Inc. - State of Delaware
	(3)  Dubin & Swieca Capital Management, Inc. - State of Delaware

NUMBER
OF SHARES        5. SOLE VOTING POWER           0

BENEFICIALLY
OWNED BY         6. SHARED VOTING POWER         200,000

EACH
REPORTING        7. SOLE DISPOSITIVE POWER      0

PERSON
WITH             8. SHARED DISPOSITIVE POWER    200,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
						200,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
						[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
					       6.06%

12. TYPE OF REPORTING PERSON*
		(1)  Highbridge Capital Corporation - BD
		(2) Dubin & Swieca Asset Management, Inc. - IA exempt from registration
		(3)  Dubin & Swieca Capital Management, Inc. - IA

			*SEE INSTRUCTION BEFORE FILLING OUT!
				Page 2 of 4 pages


Item 1.

(a)     Name of Issuer:             SPI Holdings, Inc. (Spectravision Inc.)
(b) Address of Issuer's Principal Executive Offices: 1501 North Plano Road, Richardson, TX 75081


Item 2.

(a)  Name of Person Filing
	(1)  Highbridge Capital Corporation
	(2)  Dubin & Swieca Asset Management, Inc.
	(3)  Dubin & Swieca Capital Management, Inc.

(b)  Address of Principal Business Office or, if none, Residence
	(1)  Highbridge Capital Corporation
	     The Residence, Unit #2, South Church Street,
	     Grand Cayman, Cayman Islands, British West Indies

	(2)  Dubin & Swieca Asset Management, Inc.
	     767 Fifth Avenue
	     New York, New York  10153

	(3)  Dubin & Swieca Capital Management, Inc.
	     767 Fifth Avenue
	     New York, New York  10153

(c)  Citizenship
	(1)  Highbridge Capital Corporation - Cayman Islands, British
	     West Indies
	(2)  Dubin & Swieca Asset, Inc. - State of Delaware
	(3)  Dubin & Swieca Capital Management, Inc. - State of Delaware

(d)  Title of Class of Securities: Contingent Value Rights



(e)     CUSIP Number    847607116


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [X] Broker or Dealer registered under Section 15 of the Act
       	 (Highbridge Capital Corporation)
(b)  [ ] Bank as defined in section 3(a)(6) of the Act
(c)  [ ] Insurance Company as defined in section 3(a)(19) of the act
(d)  [ ] Investment Company registered under section 8 of the Investment
       	 Company Act
(e)  [X] Investment Adviser registered under section 203 of the Investment
      	  Advisers Act of 1940 (Dubin & Swieca Capital Management, Inc.)
         Dubin & Swieca Asset Management, Inc. is the overall manager of the investments of Highbridge Capital Corporation.  Dubin & Swieca Asset
         Management, Inc. is exempt from registration as an investment adviser, but its affiliate, Dubin & Swieca Capital Management, Inc., is a registered investment adviser.  The ownership structure, directors, principals and employees of Dubin & Swieca Capital
         Management, Inc. and Dubin & Swieca Asset Management, Inc. are
         identical.
(f)  [ ] Employee Benefit Plan, Pension Fund which is subject to the
	        provisions of the Employee Retirement Income Security Act of 1974 or
	        Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
(g)  [ ] Parent Holding Company, in accordance with Section 240.13(d)(ii)(G)
	        (Note: See Item 7)
(h)  [ ] Group, in accordance with Section 240.13d(b)(1)(ii)(H)

Item 4. Ownership

(a)  [ ] Amount Beneficially Owned                                   200,000
(b)  [ ] Percent of Class                                              6.06%
(c)  [ ] Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote                         0
      (ii) shared power to vote or to direct the vote                200,000
      (iii) sole power to dispose or to direct the disposition of          0
      (iv) shared power to dispose or to direct the disposition of   200,000

Item 5. Ownership of Five Percent or Less of a Class

	Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	Inapplicable

Item 8. Identification and Classification of Members of the Group

	Inapplicable

Item 9. Notice of Dissolution of Group

	Inapplicable

Item 10. Certification

				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		 01/11/95
	_____________________________________
	Date
		 Howard Feitelberg
	_____________________________________
	Signature

	Howard Feitelberg / Controller, Highbridge Capital Corporation
	Name/Title

		    01/11/95
	_____________________________________
	Date
		   Ronald S. Resnick
	_____________________________________
	Signature

   Ronald S. Resnick / Managing Director, Highbridge Capital Management, Inc. Name/Title